

April 5, 2011

Russell J. Grimes
President and Chief Executive Officer
Carroll Bancorp, Inc.
1321 Liberty Road
Sykesville Maryland 21784

Re: Carroll Bancorp, Inc.
      Registration Statement on Form S-1
      Filed March 11, 2011
      File number 333-172770

Dear Mr. Grimes:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Carroll Community Bank, page 1

1. Please disclose your net loss for 2010 in the fourth paragraph, your declining income over the past two years and very briefly give your understanding as to the reasons for this situation. Consider moving this forward of the cease and desist order disclosure, as material.

How We Determined the Offering Range…, page 6

2. Please include trading information for similar offerings over the past year. We assume this information is included in the appraisal report.

Risk Factors, page 15

3. A number of your risk factors, such as the first, state that you cannot provide assurance or cannot guarantee a particular outcome, please delete this language. Absent this fact there is no risk.

We may not be able to generate significant profits in the future, page 19

4. Please revise the second paragraph, especially the first few sentences, to eliminate or explain accounting jargon.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-Performing and Problem Assets, page 54

5. Please revise your disclosure on page 55 to quantify the total amount of modified loans, including those not classified and accounted for as troubled debt restructurings (TDRs), and an enhanced discussion of the underlying reasons to support your classification. In addition, to the extent TDRs become material, please confirm that you will revise your disclosure in future filings to:

    - Discuss / quantify the concessions made on TDRs (e.g., reduction in interest rate, payment extensions, forgiveness of principal, etc);
    - Discuss / quantify the success rates with the different types of concessions, the amount of TDRs at each period end considered impaired;
    - Discuss the specific factors considered at the time a loan is restructured to determine whether the loan should accrue interest;
    - Quantify the amount of TDRs considered impaired at each period end; and
    - Quantify the amount of charge-offs during the period associated with TDRs and any valuation allowance at each period end.

6. We note your disclosure on page 55 describing your significant non-performing loan relationships at December 31, 2010. Please revise this disclosure to include a similar summary of the significant non-performing loan relationships at December 31, 2009 and a thorough discussion describing changes in (and related trends in) your non-performing loans balance.

7. Please revise your disclosure on page 56, surrounding your $634,000 non-performing commercial loan relationship, to state whether the disclosed loan to value ratio of the multi-family investment property securing a portion of the loan balance is the original loan to value ratio or the current loan to value ratio.

8. We note your disclosure on page 61 that your coverage ratio of the allowance for loans losses to non-performing loans was 23.15% and 19.08% at December 31, 2010 and 2009, respectively. Please revise your disclosure to address the specific factors contributing to this low coverage ratio at both period ends. In preparing your response and revised disclosures, at a minimum, please address the following:

    - Quantify the amount of charge-offs associated with your non-performing loans and discuss how these charge-offs impact your coverage ratio as well as any other key credit loss statistics and trends (e.g., were there non-performing loans for which the full loss has been charged-off and therefore no allowance is necessary thereby lowering the coverage ratio); and

    - To the extent you have a significant amount of impaired loans with no valuation allowance for which charge-offs have not been recognized, please clarify how you measured impairment on these loans and reconcile the deterioration in real estate values in your primary market area with your impairment conclusions. Address whether you make this assessment on a property-by-property basis based on specific appraisals or valuations or whether you consider the broader economic climate and widespread deterioration in real estate values when determining the need to obtain updated appraisals. To the extent relevant and possible, address the average age of appraisals used to determine the fair value of any collateral-dependent impaired loans at December 31, 2010 and 2009 for both impaired loans that did not require a specific allowance and for those that did require a specific allowance as well as how you monitor current collateral values, your policies for obtaining updated appraisals (e.g., triggers for obtaining appraisals) and the extent of any adjustments you make to appraisal values obtained, including the basis for such adjustments.

Supervision and Regulation, page 77

9. You may not qualify this discussion by reference to the actual laws and regulations. Revise to eliminate the qualification to "certain" aspects of the statutes and regulations. Indicate that all material information is provided.

How we determined Our Price and…, page 100

10. Please revise the paragraph bridging page 100 and 101 to clarify that RP Financial estimated your company's value and that figure is the midpoint. Disclose that the range was established using an OTS formula and does not reflect the needs of the company.

Material Income Tax Consequences, page 112

11. Revise the first sentence of the second paragraph to delete the qualification that the consequences "include" those stated. All of the material consequences set out in the open need to be disclosed.

Financial Statements
Notes to Financial Statements
Note 3. Loans and Allowance for Loan Losses, page F-14

12. We note that your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered paragraphs 55-16 through 55-18 and paragraph 55-22 of ASC 310-10 when determining that further disaggregation of your portfolio segments was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio. In addition, please revise your disclosure to clearly identify your portfolio segments and classes of financing receivables and in the event you conclude you have additional classes of financing receivables revise your disclosures accordingly.

13. We note that your accounting policy disclosures on page F-9 (e.g., allowance for loan losses, non-accrual, impaired loan, etc) and certain qualitative disclosures (e.g., description of credit quality indicators) appear to apply to all identified portfolio segments and classes of financing receivables. Please revise your disclosure to ensure that your policy and qualitative disclosures are at the appropriate disaggregated level as stipulated in ASU 2010-20.

14. Please revise to disclose the amount of interest income recognized using a cash-basis method of accounting during the time within the period that the loans were impaired for each period for which results of operations are presented. Refer to ASC 310-10-50-15(c)(3).

15. Please revise to disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

16. Please revise your disclosure on page F-18 to explicitly state the date or range of dates for which your risk rankings were updated. Refer to ASC 310-10-50-29(c).

Exhibit 5

17. Please file exhibit 5 with your next amendment.

Exhibit 8

18. We note from page 2 that this is an opinion as to both federal and State of Maryland income tax consequences, however the opinion only appears to address federal consequences. Please advise.

19. You can limit reliance on your opinion with regard to purpose, but not person. Please revise.

General

20. Please provide an updated consent from your independent accountants in your next amendment and consider the need to revise your document to include a recent developments section that addresses your latest interim results.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Phippen at 202-551-3697 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

By FAX to: Penny Somer-Grief
FAX number 443-263-7541